UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number: 0-29350

Vasogen Inc.
(Translation of registrant’s name into English)

2505 Meadowvale Blvd, Mississauga, Ontario, L5N 5S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On February 14, 2006, Vasogen Inc. publicly released comparative audited consolidated financial statements and the notes thereto for each of the years ended November 30, 2005, 2004 and 2003. These statements are attached as Exhibit 99.1 and incorporated herein by reference. On February 14, 2006, Vasogen publicly released its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended November 30, 2005, which is attached as Exhibit 99.2 to this report and is incorporated herein by reference. On February 14, 2006, Vasogen Inc. filed a Management’s Responsibility Letter which is attached as Exhibit 99.3 to this report and is incorporated herein by reference. On February 14, 2006, Vasogen Inc. filed an SEC Consent of Independent Registered Public Accounting Firm form which is attached as Exhibit 99.4 to this report and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC

By:	/s/ Paul J. Van Damme
Paul J. Van Damme
Vice President, Finance & Chief Financial Officer

Date: February 14, 2006

Exhibit	Description

99.1	Consolidated Financial Statements

99.2	Management’s Discussion and Analysis for the period ended November 30, 2005

99.3	Management’s Responsibility Letter

99.4	SEC Consent of Independent Registered Public Accounting Firm